YUKON-NEVADA GOLD CORP.
(the "Company")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102, entitled
“CONTINUOUS DISCLOSURE OBLIGATIONS” (the “National Instrument”)

At the request of the Company, KPMG LLP (the "Former Auditor"), Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, resigned as the Company's auditor effective as of October 27, 2010 (the “Resignation”). Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Deloitte & Touche LLP (the "Successor Auditor"), Chartered Accountants, of 2800 - 1055 Dunsmuir Street, 4 Bentall Centre, Vancouver, BC V7X 1P4, as the Company's auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor's reports in connection with:

(a)	the audits of the two most recently completed fiscal years; and

(b)	any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in the National Instrument, between the Company and the Former Auditor or the Successor Auditor.

The resignation and the recommendation to appoint the Successor Auditor was approved by the the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 27th day of October, 2010.

Yukon-Nevada Gold Corp.

Per:

“Robert F. Baldock” (signature)	“Graham Dickson” (signature)
Robert F. Baldock (name - please print)	Graham Dickson (name - please print)
Director (title - please print)	Director (title - please print)